

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 10, 2021

William M. Mounger, II
Chief Executive Officer and Chairman of the Board
Tristar Acquisition I Corp.
2870 Peachtree Road, NW Suite 509
Atlanta, Georgia 30305

> **Re: Tristar Acquisition I Corp.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed September 3, 2021**
> **File No. 333-255009**

Dear Mr. Mounger:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 4, 2021 letter.

Amendment No. 3 to Registration Statement on Form S-1, Filed September 3, 2021

Summary
The Offering, page 15

1. Please revise to explain how the interests of the anchor investors may differ from other public stockholders with respect to a vote on an initial business combination.

Risk Factors, page 40

2. On page 40 you state: "In the event that the anchor investors purchase the units that they have expressed an interest in purchasing in this offering, hold them until prior to our initial business combination and vote their public shares in favor of our initial business combination, a smaller portion of affirmative votes from other public shareholders would

be required to approve our initial business combination." Please revise page 40 and elsewhere to state explicitly that it is possible that that the non-anchor investor public shareholders would not be able to impact the outcome of the approval of the initial business combination in this situation or any other matter presented for a shareholder vote.

Report of Independent Registered Public Accounting Firm, page F-2

3.   We note that your auditor has opined on the financial statements as of June 30, 2021 and the period from March 5, 2021 (inception) through June 30, 2021. However, the opinion provided by your auditor is dated April 2, 2021 prior to the date of the most recent balance sheet, your June 30, 2021 financial statements beginning of page F-3 are each labelled as "unaudited" and the consent filed in Exhibit 23.1 does not identify the June 30, 2021 audited period. Please amend the filing to correct these inconsistencies.

   You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at 202-551-3662 if you have questions regarding comments on the financial statements and related matters. Please contact Margaret Schwartz at 202-551-7153 or Tim Buchmiller at 202-551-3635 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Curtis Mo, Esq.